Exhibit 99.1

Points International Ltd. To Present at the

Merriman Capital 2012 Investor Summit

TORONTO, January 24, 2012 -- Points International Ltd. (TSX: PTS; NASDAQ: PCOM), owner and operator of the world’s leading travel reward program management platform, www.Points.com, today announced that it will present at the 2012 Merriman Capital Investor Summit to be held at the InterContinental Hotel in New York City. CEO, Rob MacLean and CFO, Anthony Lam will present at 9:30 A.M. EST/ 6:30 AM PST on Wednesday, February 1, 2012.

During the conference, management will be available to meet with investors in a one-on-one setting. For more information or to meet with management, please contact Points International's investor relations team.

About Points International Ltd.

Points International Ltd. (TSX: PTS; Nasdaq: PCOM), doing business as Points.com, is the global leader in reward currency management, providing multiple eCommerce and technology solutions to the world's leading loyalty brands. Points.com also manages www.points.com, the largest consumer rewards management platform that allows almost 3 million users to trade, exchange and redeem points, miles and rewards.

Points.com's solutions enable the management and monetization of loyalty currencies, including frequent flyer miles, hotel points, retailer rewards and credit card points, as well as enhancing loyalty program consumer offerings and back-end operations for more than 50 partners worldwide. Points.com’s SaaS products allow eCommerce merchants to add loyalty solutions to their online stores and reward customers for purchases.

For more information on Points.com, visit www.pointsinternational.com, follow us on Twitter (@pointsadvisor), fan us on Facebook (www.facebook.com/pointsfans) or read our blog (http://blog.points.com).

Contact:

Addo Communications
Laura Foster /Kimberly Esterkin
lauraf@addocommunications.com; kimberlye@addocommunications.com
(310) 829-5400